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The Board of Directors
RISCORP, Inc.:

We consent to the inclusion of our report dated March 24, 1998, with respect to the consolidated balance sheets of RISCORP, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the Form 8-K/A of Zenith National Insurance Corp. dated April 1, 1998.

Our report dated March 24, 1998, contains an explanatory paragraph that states that RISCORP, Inc. and subsidiaries undertook a strategic initiative to evaluate alternatives to maximize shareholder value. The initiative has resulted in the pending sale and transfer of certain assets and non-contingent liabilities of RISCORP, Inc. and its subsidiaries. As requested by the Florida Department of Insurance, cut-through endorsements and an interim reinsurance agreement have been executed in connection with the pending sale. The sale is subject to the approval of the shareholders of RISCORP, Inc. The Company's ability to operate at its present level of activity may be affected if the pending sale transaction is not completed. Further, RISCORP, Inc. and its subsidiaries have been named as defendants in various lawsuits. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ KPMG Peat Marwick LLP
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Fort Lauderdale, Florida
June 12, 1998